

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 3-22-07



Act Exchange Act of 1934
Section
Rule 13e-4(f)(5) & 14e-1(c)
Public Availability March 26, 2007

March 26, 2007

Nicole C. Brookshire
Cooley Godward & Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155



Re: Chordiant Software, Inc. – Exchange Offer

Dear Ms. Brookshire:

We are responding to your letter dated March 22, 2007 addressed to Brian V. Breheny and Daniel Duchovny, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for exemptive relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and the facts presented in your letter, the U.S. Securities and Exchange Commission hereby grants an exemption from Rule 13e-4(f)(5) and Rule 14e-1(c) to permit Chordiant to delay the payment of the Cash Payment until Chordiant's first payroll pay-date in January 2008 as described in your letter.

In granting the requested relief, we note in particular that:

- The Offer is being made for compensatory purposes in order to minimize or avoid potential materially adverse personal tax consequences to Chordiant employees;

- The delay in the payment of the Cash Payment to 2008 is required by the provisions of IRS Rule 409A;

- The Offer is not being made to Chordiant's current or former executive officers and directors; and

- Aside from the prompt payment issue, Chordiant has determined that it may rely on the relief granted by the staff of the Division of Corporation Finance pursuant to the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001.

The foregoing exemptive relief is based solely on your representations and the facts presented in your letter dated March 22, 2007, as supplemented by telephone

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conversations with the Commission staff. This relief is strictly limited to the application of the rules listed above to the Offer. You should discontinue the Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

As you note in your letter, the Commission has granted relief similar to that requested on behalf of Chordiant on other occasions[1] in order to permit issuers to delay the payment of cash consideration offered in an option repricing tender offer made by issuers to their current employees (other than their current and former executive officers and directors) for compensatory reasons in order to address the potential materially adverse personal tax treatment of certain options under IRS 409A. Rule 13e-4(f)(5) of the Exchange Act and Rule 14e-1 of the Exchange Act require that consideration offered in a tender offer be paid promptly after termination of the offer. Absent the exemptive relief, issuers could not delay the payment of the cash consideration until January 2008.

We therefore find that it is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grant, an exemption from Rule 13e-4(f)(5) of the Exchange Act and Rule 14e-1 of the Exchange Act to permit any issuer to delay the payment of cash consideration offered in an option repricing tender offer provided that:

- the option repricing tender offer is made to current employees of an issuer for compensatory purposes in order to address the potential materially adverse personal tax treatment of certain options under IRS Rule 409A;
- the delay in the payment of any cash consideration offered in the option repricing tender offer is required by the provisions of IRS Rule 409A;
- the issuer's employees are granted a contractual right to the payment of the cash consideration and the cash consideration is paid as soon as practicable, generally the first regular payroll pay-date, in January 2008;
- the vesting and exercisability provisions of an employee's options will not be affected by the option repricing tender offer;
- the offer is not being made to an issuer's former or current executive officers or directors; and
- the issuer determines that, aside from the prompt payment issue, it may rely on the relief granted by the staff of the Division of Corporation Finance pursuant to the

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1 See letters to CNET Networks, Inc., dated February 28, 2007, Adobe Systems Incorporated, dated February 28, 2007, and Juniper Networks, Inc. dated March 6, 2007, located at: http://www.sec.gov/divisions/corpfin/cf-noaction.shtml#chron

Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rest with the participants in any offer. The Division of Corporation Finance expresses no view with respect to any other questions that any offer may raise, including, but not limited to, an issuer's compensation policies, the use of incorrect measurement dates for an issuer's option grants, an issuer's reliance on the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued by the staff of the Division of Corporation Finance on March 21, 2001, and the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, any offer.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,



Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance



Nicole C. Brookshire
(650) 843-5731
nbrookshire@cooley.com

March 26, 2007

Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Brian V. Breheny, Chief Counsel
Daniel Duchovny, Special Counsel

Dear Messrs. Breheny and Duchovny:

Chordiant Software, Inc., a Delaware corporation ("**Chordiant**"), proposes to make an offer to eligible current employees (each, an "**Eligible Optionee**") to amend certain outstanding compensatory stock options to increase the exercise price of these options and to pay a special one-time cash payment equal to the increase in the exercise price (as proposed, the "**Offer**"). The Offer will be conducted for compensatory purposes and will be structured so as to comply with, and in reliance upon, the Division of Corporation Finance's Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes, dated March 21, 2001 (the "**Exemptive Order**"), which provides relief under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). The details of the Offer are explained further below and will be more fully described in the Schedule TO that will be filed with the Securities and Exchange Commission (the "**Commission**") prior to the commencement of the Offer.

On behalf of Chordiant, we hereby request that the staff of the Division of Corporation Finance (the "**Staff**") of the Commission grant Chordiant relief from compliance with Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act in order to permit Chordiant to make the "Cash Payments" as described below.

I. Factual Background

Chordiant grants equity awards under its compensatory stock plans to its employees as a means to advance the interests of Chordiant and its stockholders by providing an incentive to attract, retain and reward such employees and by motivating them to contribute to the growth and profitability of Chordiant. As reported in Chordiant's Annual Report on Form 10-K for the fiscal year ended September 30, 2006, filed with the Commission on February 9, 2007, Chordiant's management and Audit Committee concluded its review of Chordiant's historical stock option granting practices and related accounting covering the period from Chordiant's initial public offering on February 14, 2000 to June 30, 2006. As a result of this review, Chordiant's management and Audit Committee identified occasions where Chordiant used incorrect accounting measurement dates for certain stock options (the "**Impacted Options**") granted under the Chordiant Software, Inc. 1999 Stock Option Plan (the "**1999 Plan**") or the Chordiant Software, Inc. 2005 Equity Incentive Plan (the "**2005 Plan**") (together, the "**Plans**").

These Plans qualify as employee benefit plans as defined under Rule 405 of the Securities Act of 1933, as amended (the "**Securities Act**"). The issuance of the shares underlying the Impacted Options are the subject of one or more registration statements on Form S-8 filed with the Commission. In December 2006, Chordiant repriced the outstanding Impacted Options held by individuals who were U.S. taxpayers and who were executive officers or directors at the time of the grant of their respective Impacted Options to the fair market value on the deemed grant date for accounting purposes. As of the date of this letter, only one individual who is currently an executive officer of Chordiant and subject to the Section 16 reporting requirements under the Exchange Act (the "**Executive Officer**") holds an Impacted Option that was not repriced in December 2006. Neither this Executive Officer nor any other current or former officer or director of Chordiant will be an Eligible Optionee for purposes of the Offer. For purposes of this letter, "**Affected Options**" shall mean the Impacted Options held by Eligible Optionees.

A. Inaccurate Accounting Measurement Dates. As a result of Chordiant using inaccurate accounting measurement dates, the Affected Options are deemed, for accounting purposes, to have been granted at a discount from the fair market value of Chordiant's common stock on the applicable grant date. Based on this accounting determination, the Affected Options may now be deemed to have been granted at a discount for tax purposes, which may expose the holders of Affected Options to materially adverse tax treatment under Section 409A ("**Section 409A**") of the Internal Revenue Code of 1986, as amended (the "**Code**") and the proposed regulations issued by the U.S. Internal Revenue Service (the "**IRS**") thereunder, and under state tax laws of similar effect.

B. Adverse Tax Consequences to Holders of Affected Options. The material adverse personal tax consequences under Section 409A that may apply to the Affected Options include, at a minimum, an obligation to the holder to recognize (1) ordinary state and federal income tax, (2) an additional 20% federal income tax under Section 409A, (3) an additional 20% California state income tax that mirrors the federal 409A tax, and (4) possible federal and state interest penalties. Thus, the holders of the Affected Options could be subject to an aggregate tax rate of 80% or more on the value of the Affected Options, regardless of whether they ever exercise them, as a consequence of the Affected Options being subject to Section 409A.

C. Proposed Solution. Under currently available guidance for Section 409A, the holders of the Affected Options may avoid or minimize the adverse personal tax effects of Section 409A if the Affected Options are amended to increase the exercise price to the full fair market value of Chordiant's common stock on the correct accounting measurement date. The guidance under Section 409A also provides that if an issuer such as Chordiant wishes to compensate the holder for the increase in the exercise price of the Affected Options, any such payment must not be made earlier than January of the calendar year following the calendar year in which the Affected Options are amended. If the payment is made prior to such time, the Affected Options and the cash payments will both be subject to the material adverse tax consequences under Section 409A and the attempted correction will fail.

Chordiant proposes to use the Offer as a voluntary mechanism to provide all current (but not former) employees, other than any current or former officers or directors of Chordiant, holding Affected Options (the "**Eligible Optionees**") with the opportunity to amend those Affected Options in a manner that should exempt the Affected Options from the adverse tax consequences under Section 409A.[1] An Eligible Optionee who accepts the Offer will receive the following consideration in exchange for each Affected Option tendered in the Offer:

- The Affected Option will be amended to increase the exercise price per share to the fair market value of a share of Chordiant common stock on the correct measurement date, but only to the extent the Affected Option is subject to Section 409A. To the extent a portion of an Affected Option is not subject to the adverse tax consequences under Section 409A, the original exercise price will continue to apply.
- Chordiant will pay the Eligible Optionee a one-time cash payment equal to the aggregate increase in the exercise price of the Affected Option (less applicable tax withholding) (the "**Cash Payment**"). Such payment will be made on the first regular payroll pay-date in January 2008.

Affected Options accepted for amendment under the Offer will be amended effective as of the expiration of the Offer (the "**Expiration Date**") and will be exercisable, as amended, by the Eligible Optionees not later than five business days after the Expiration Date, to the extent such Affected Options are otherwise vested and exercisable as of such date.[2] This delay in exercisability following amendment is necessary to process the amendments to the Affected Options in Chordiant's stock plan database. In addition, any exercise of the Affected Options, whether or not amended, will be subject to compliance with the Chordiant Insider Trading Policy and any interim blackout periods during which cashless exercises and sales to cover are not permitted. As amended, the Affected Options will continue to be governed by the terms of the applicable Plans and, therefore, will be eligible to be exercised pursuant to the applicable registration statements on Form S-8 that were previously filed with respect to the shares of common stock underlying such Affected Options.

Under the proposed terms of the Offer, the Eligible Optionees will have a contractual right to the Cash Payment effective as of the Expiration Date, as documented in the "Final Election Confirmation Statement" that each Eligible Optionee who accepts the Offer will be sent via email

[1] We understand that if the Offer were extended to those former employees who hold Affected Options, the Offer would not qualify for the exemptive relief provided under the Exemptive Order because the new options offered in the Offer would not be eligible to be issued to former employees under an "employee benefit plan" as defined in Rule 405 of the Securities Act.
[2] The vesting and exercisability provisions of Affected Options will not be modified as a result of the Offer. The existing vesting schedule (if any) of each Affected Options will remain unchanged, whether or not an Affected Option is amended under the Offer. Affected Options, whether or not amended, will continue to be subject to the original exercise periods set forth in the applicable award agreements, including a standard post-termination exercise period of not less than three (3) months (unless in connection with a termination for cause, in which case the Affected Option, whether or not amended, would immediately cease to be exercisable, as provided in the standard form of award agreement).

within three business days after the Expiration Date. The Final Election Confirmation Statement will specifically set forth the contractual "Promise to Make Cash Payment," including the dollar value of the Cash Payment.[3]

In compliance with the applicable provisions of Section 409A, as clarified in the guidance issued by the IRS to date, and in response to guidance provided by the Staff, the Offer materials will clearly state that the Cash Payment will be paid on the first regular payroll pay-date in January 2008.[4] The current guidance provided under Section 409A does not allow Chordiant to amend the Affected Options and make the Cash Payments in the same calendar year. If the Cash Payment were to be made prior to January 2008, the increased strike price would become ineffective as a "cure" such that the Affected Option would remain subject to adverse taxation under Section 409A and the Cash Payment would also be subject to Section 409A.

To minimize the burden of the increased exercise price on the Eligible Optionees, and to maintain the benefit of the bargain agreed to by the Eligible Optionees at the time they accepted the Affected Options and commenced the performance of their services for Chordiant, the Cash Payment will not be subject to vesting or otherwise subject to forfeiture and will be paid regardless of whether the Eligible Option is ever exercised. This and other relevant information regarding the Offer will be made available to each Eligible Optionee in accordance with applicable laws and regulations governing issuer tender offers and in compliance with the Exemptive Order.

II. DISCUSSION

As noted above, Chordiant proposes to conduct the Offer for compensatory purposes to permit the Eligible Optionees to minimize or avoid the potentially material adverse personal tax consequences under Section 409A and state tax laws of similar effect in respect of their Affected Options and to maintain the benefit of the bargain they made when they agreed to provide services to Chordiant in exchange for the vesting of the Affected Options. Thus, the Exchange Act rules principally relevant to the Offer are those relating to issuer tender offers. Rule 13e-4 promulgated under the Exchange Act governs any "issuer tender offer", which is defined in paragraph (a)(2) thereof as "a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer."

The Staff has advised us that Offer may be seen to present "prompt payment" issues pursuant to Rule 13e-4(f)(5) and Rule 14(e)-1(c) of the Exchange Act, since the Cash Payment will not be paid until January 2008. We are requesting that the Staff grant Chordiant relief from compliance with Rule 13e-4(f)(5) and with Rule 14e-1(c) under the Exchange Act.

[3] We anticipate that each Eligible Optionee will be expressly informed of the dollar value of the Cash Payment that he or she is eligible to receive under the Offer via a personalized "Election Form" that will be delivered by email at the commencement of the Offer.
[4] Payment will be made on this date for all Eligible Optionees, including those whose service with Chordiant terminated for any reason after the Expiration Time but prior to the payment date.

Chordiant believes that the terms of the Offer are nearly identical to the terms of the following offers that were recently addressed by the Staff and by the Commission: CNET Networks, Inc., SEC No-Action Letter dated February 28, 2007, Adobe Systems Incorporated, SEC No-Action Letter dated February 28, 2007 and Juniper Networks, Inc., SEC No-Action Letter dated March 6, 2007 (the "**409A Offers**"). In addition, Chordiant further believes that the regulatory characteristics of the Offer are similar to those previously addressed by the Staff and by the Commission in the context of employee stock option repricing offers ("**Option Repricing Offers**"),[5] employee stock option liquidity programs ("**Option Liquidity Programs**"),[6] and employee stock option exchange offers ("**Option Exchange Offers**")[7]. We refer collectively to the 409A Offers, the Option Repricing Offers, the Option Liquidity Programs, and the Option Exchange Offers, as the "**Analogous Facilities**", each of which implicated the "prompt payment" rules.

Specifically, Chordiant believes that the Offer's terms and conditions, including payment of the Cash Payments in January 2008, do not raise the concerns of fraudulent, deceptive or manipulative acts or practices, concerns which gave rise to the adoption of Rule 13e-4 and Rule 14e-1 of the Exchange Act. In support, note the tax law requirements behind the January 2008 payment date and the penalties imposed on employees who receive payments in violation of such requirements. In addition, Chordiant intends that the Offer materials will make expressly clear the terms and conditions of the Offer (including the terms of the Cash Payment) in accordance with applicable law. Chordiant believes that granting an exemption from the "prompt payment" rules for the Offer will be consistent with the actions taken by the Staff and the Commission with respect to the Analogous Facilities where the "prompt payment" rules were implicated but where, as here, the potential for fraud, deception, and manipulation did not exist.

A. Valid Business Purpose. Section 409A was adopted pursuant to the American Jobs Creation Act of 2004 (the "**AJCA**") to address perceived abuses in deferred compensation. Under the AJCA, deferred compensation includes stock options granted, intentionally or otherwise, with an exercise price that is less than the fair market value of the underlying common stock on the date of grant. Section 409A and California's state law equivalent have retroactive effect and so could be applicable to the Affected Options. Section 409A and the corresponding state tax laws impose their punitive taxes directly on the individual employee, not on Chordiant. Thus, Chordiant is not required to offer either the opportunity to bring the Affected Options into compliance with Section 409A or to provide the Cash Payment (or any other compensatory payment) to compensate the Eligible Optionees for the increase in the exercise price of their Affected Options.

[5] See, *e.g.*, Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter (2003 WL 23220843); Lante Corporation, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Feb. 9, 2001); Digimarc Corp., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Mar. 16, 2001); LookSmart, Ltd., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Mar. 20, 2001); the Exemptive Order.
[6] See, *e.g.*, Microsoft Corporation, SEC No-Action Letter (2003 WL 22358818); Comcast Corp., SEC No-Action Letter (2004 WL 2434401).
[7] See, *e.g.*, Security Capital Assurance Ltd., SEC No-Action Letter (2006 WL 3284099).

However, from Chordiant's perspective, the Offer, including the Cash Payment, serves important compensatory and personnel goals. The Offer to amend the Affected Options provides valued employees with the opportunity to avoid an aggregate potential tax rate of 80% or more under federal and state tax laws, and thus retain the opportunity to share in the value that they helped to create during the terms of their Affected Options through their talent and hard work, as originally intended at the time of grant. In addition, the offer of the Cash Payment serves Chordiant's legitimate business interests in addressing issues of employee morale, motivation and retention, by recognizing that the Eligible Optionees had no control over the administrative practices and determinations that may result in the Affected Options becoming subject to Section 409A and the state laws of similar effect. By providing a means to retain and motivate the Eligible Optionees, and to re-align the interests of the Eligible Optionees with those of Chordiant and its stockholders, the Offer as structured, including the Cash Payment, serves Chordiant's compensatory and personnel objectives.

However, the entire purpose of the Offer would be frustrated if the Cash Payment were required to be paid in 2007 or if the Cash Payment had to be eliminated entirely. For example, assume a California-based employee received a nonstatutory stock option on May 13, 2003 to purchase 4,000 shares at $2.50, of which 1/4 of the option (or 1,000 shares) is subject to Section 409A (i.e., an Affected Option). Based on the corrected measurement date of June 14, 2003, the revised exercise price is $5.00. The current market price of Chordiant common stock, as of March 8, 2007, is approximately $9.00. The following table demonstrates the material nature of the impact of Section 409A on the benefit under this Affected Option (assume nonstatutory stock option, fully vested today), including if Chordiant were required to make the Cash Payment prior to January 2008.

	Option is subject to 409A (no bonus; no exercise price increase)	Option is "cured" and "good" Cash Payment is made (no 409A)	Option and Cash Payment are subject to 409A (increase price and receive bonus in 2007)
Income to Eligible Optionee	$6,500[8]	$6,500[9]	$9,000[10]
Federal income tax (25%)	$1,625	$1,625	$2,250
State income tax (9.3%)	$605	$605	$837

[8] Equals full spread of $6,500 ($9.00 less original exercise price of $2.50, multiplied by 1,000 shares).
[9] Equals corrected spread of $4,000 ($9.00 less new exercise price of $5.00, multiplied by 1,000 shares) plus $2,500 ($5.00 less original exercise price of $2.50, multiplied by 1,000 shares) Cash Payment (taxable as a bonus).
[10] Equals full spread of $6,500 plus the $2,500 409A-taxable Cash Payment.

Federal 409A tax (20%)	$1,300	$0	$1,800
State 409A tax (20%)	$1,300	$0	$1,800
Employee FICA contribution (7.65%)	$497	$497	$689
Employee state disability insurance contribution (0.6%)	$39	$39	$54
Total Tax Paid	$5,366	$2,766	$7,430
Total Tax Rate	**82.5%**	**42.5%**	**82.5%**

Clearly, the application of Section 409A to the Affected Options and the consideration under the Offer means the Affected Option provides less benefit to Chordiant (as measured by reference to the original legitimate business goals of the Plans) and the Cash Payment would no longer serve Chordiant's legitimate business interests in addressing concerns of employee morale, motivation and retention. Thus, the valid business purpose of the Offer would be frustrated if the Offer were required to be modified either to eliminate the Cash Payment or to require its payment at a time that would result in the entire consideration offered under the Offer becoming subject to the material adverse tax consequences of Section 409A and similar state tax laws.

B. <u>Prompt Payment.</u> The consideration under the Offer will be structured to be documented and paid as promptly as administratively feasible consistent with a tax-effective result. The Affected Options will be amended effective as of the Expiration Time and will be available in each Eligible Optionee's stock plan account for exercise not later than five business days following the Expiration Time. This modest delay is necessary for accurate processing of the amendments in Chordiant's stock plan database. To minimize any confusion of an Eligible Optionee during such time, each Eligible Optionee who accepts the Offer will receive a Final Election Confirmation Statement within three business days following the Expiration Time, which form sets forth the terms of the amended Eligible Options.

With respect to the Cash Payment, Chordiant believes the appropriate characterization of the cash consideration under the Offer is as a fully vested, nonforfeitable contractual right. As noted, each Eligible Optionee who accepts the Offer will receive a Final Election Confirmation Statement within three business days following the Expiration Time, which form will include the express Promise to Make Cash Payment and the value of that Cash Payment. Thereafter, the Cash Payment will be promptly paid, regardless of continued service by the Eligible Optionee to Chordiant, on the first regular payroll pay-date in January 2008 and regardless of whether the Affected Option is ever exercised by the Eligible Optionee. Such date is being selected as it is the earliest administratively feasible payroll date to make payment following the conclusion of calendar year 2007 and is consistent with the payment provisions in the 409A Offers.[11] The fact that the Cash Payment will not be paid prior to 2008 due to the requirements of Section 409A and analogous state tax laws is similar to the facts under the Option Repricing Offers in which existing options were exchanged for new options that would not be granted for at least six months following the conclusion of the applicable tender offer to avoid triggering variable accounting.[12] In addition, whereas the six-month delay in the Option Repricing Offers was imposed for the benefit of Chordiant, the timing of the Cash Payment is delayed into 2008 solely for the benefit of the Eligible Optionees. Furthermore, unlike the Option Repricing Programs, the Cash Payment will be made even if the Eligible Optionee's service with Chordiant terminates prior to the payment date.

We also note that in certain other of the Analogous Facilities, the Staff granted no-action and exemptive relief for programs that provided for a two or three year delay of payment of some or all of the consideration, based not on tax law or accounting requirements, but instead because of the issuer's discretionary requirement that the participants provide continued service over that period.[13] Chordiant proposes no such delay of payment. To the contrary, to further reflect the unconditional nature of the right to the Cash Payment upon amendment of the Affected Options, Chordiant intends to provide that the Cash Payment will not be subject to vesting or other forfeiture conditions and will be paid even to those Eligible Optionees whose service with Chordiant terminates prior to the payment date.

C. **Prominent Disclosure.** Consistent with applicable law and the Exemptive Order, Chordiant's Offer materials will provide the Eligible Optionees with all material information necessary for them to independently make an informed decision on whether to participate in the Offer, including the essential features of the Offer and the risks that they should consider in deciding whether to accept the Offer. Chordiant will prominently disclose in the Offer materials the timing of the Cash Payment and will also describe the tax law reason for such timing. In addition, each Eligible Optionee will be able to determine the total Cash Payment that he or she will receive under the Offer by referring to the personalized Election Form that will be emailed to him or her at the commencement of the Offer. Hard copies of this and other relevant information also will be available to each Eligible Optionee. Such provision of information, including making expressly clear the value of the Cash Payment, is consistent with the Analogous Facilities.

[11] See, *e.g.*, CNET Networks, Inc., SEC No-Action Letter dated February 28, 2007 and Juniper Networks, Inc., SEC No-Action Letter dated March 6, 2007.
[12] See, *e.g.*, Lante Corporation, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Feb. 9, 2001); Digimarc Corp., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Mar. 16, 2001); LookSmart, Ltd., the SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Mar. 20, 2001). See also Axel Springer Offer for ProSiebenSat.1 Media AG, granting exemptive and no action relief under Rule 13e-4(f)(5) and Rule 14e-1(c) where payment in an issuer exchange offer was delayed due to requirements of foreign law.
[13] See *e.g.*, Security Capital Assurance Ltd., SEC No-Action Letter (2006 WL 3284099); Microsoft Corporation, SEC No-Action Letter (2003 WL 22358818); Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter (2003 WL 23220843).

Cooley
GODWARD KRONISH LLP

III. CONCLUSION

For the foregoing reasons, Chordiant believes that the Offer's terms and conditions, including payment of the Cash Payment on the first regular payroll pay-date in January 2008, do not raise the concerns of fraudulent, deceptive or manipulative acts or practices, concerns which gave rise to the adoption of Rule 13e-4 and Rule 14e-1 of the Exchange Act. We hereby respectfully request that the Staff grant Chordiant exemptive relief from compliance with Rule 13e-4(f)(5) and with Rule 14e-1(c) under the Exchange Act.

If you have any questions or comments about the matters discussed above, please feel free to contact me at (650) 843-5731 or Nancy H. Wojtas at (650) 843-5819.

Very truly yours,



Nicole C. Brookshire

cc: Derek Witte, Esq., Chordiant Software, Inc.
Nancy H. Wojtas, Esq.

629265 v7/HN

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